Late Filing Notice for Executone 10-K (12/31/98)


                   NOTIFICATION OF LATE FILING

                           FORM 12b-25

                                 SEC File Number:    0-11551

                                 CUSIP Number:        301607


                          UNITED STATES

               Securities and Exchange Commission
                     Washington, D.C. 20549


                          (Check One):
[X] Form 10K  [ ] Form 20-F  [ ]  Form 11-K [ ]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:             December 31, 1998

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

                  PART I - REGISTRANT INFORMATION

EXECUTONE Information Systems, Inc.
Full Name of Registrant:

478 Wheelers Farms Road
Address of Principal Executive Office (Street and Number)

Milford, CT 06460
City, State and Zip Code


                PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]     (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)  The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.




                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 29, 1999, the Company announced that it has received an offer from a group comprised of members of the current management of the Company for the purchase of its core businesses, to include both the computer telephony and healthcare segments. eLottery would remain as the surviving publicly-traded entity.

The Company believes that the nature and magnitude of this transaction will require disclosure as a subsequent event that will not be resolved as of the normal filing date of March 31, 1999. It is expected that the negotiations for this transaction will have progressed sufficiently by April 15, 1999 to permit preparation of appropriate disclosure. In addition, dependent on the success of these negotiations, the Company will need additional time for the preparation and review of its financial statements and relevant disclosures. Due to the uncertainties caused by this pending decision and the impact it will have on the Company's financial statements, the Company is unable to assemble in a timely manner all the information required for accurate preparation and review of its December 31, 1998 Annual Report on Form 10-K.


                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Edward W. Stone, Jr.            (203) 882-6260
            (Name)                  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
15(d) of the Securities  Exchange Act of 1934 or Section 30 of
the Investment Company Act of 1940 during the preceding 12
months (or for such shorter period that the registrant was
required to file such reports) been filed?  If answer is no,
identify reports(s).          [X]  Yes  [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?   [ ] Yes  [X]  No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




               EXECUTONE Information Systems, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     March 31, 1999      By:       /s/ Edward W. Stone, Jr.
                              Name:     Edward W. Stone, Jr.
                              Title:    Senior Vice President and
                                           Chief Financial Officer